SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         Interstate General Company L.P.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    460885106
                                 (CUSIP Number)

                              Mr. Richard R. Davis
                         Bessemer Securities Corporation
                                630 Fifth Avenue
                            New York, New York 10111
                                 (212) 708-9334
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    BESSEMER INTERSTATE CORPORATION
                                    58-1723972

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
          Not Applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          104,442 units
         BY

        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 -0-

--------------------------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER
                            104,442 units
                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER

                            -0-

--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          104,442 units

--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


          5.1 %

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14        TYPE OF REPORTING PERSON*
          CO
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


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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    Bessemer Securities Corporation
                                    13-1542996

--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
         BY

        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 104,442 units*

--------------------------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER
                            -0-
                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER

                            104,442 units*

--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          104,442 units*

--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


          5.1 %

--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          CO
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*   The units reported on this page are the same as those reported on page 2, because Bessemer Securities Corporation is the parent of Bessemer Interstate Corporation.

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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                    Bessemer Securities LLC
                                    13-3926991

--------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------


3         SEC USE ONLY
--------------------------------------------------------------------------------


4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------


 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  -0-
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 104,442 units*
                    ------------------------------------------------------------


                    9       SOLE DISPOSITIVE POWER

                            -0-
                    ------------------------------------------------------------


                    10      SHARED DISPOSITIVE POWER
                            104,442 units*
--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON


          104,442 units*

--------------------------------------------------------------------------------


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)


            5.1 %

--------------------------------------------------------------------------------


14        TYPE OF REPORTING PERSON*
          HC
--------------------------------------------------------------------------------


* The units reported on this page are the same as those reported on page 2, because Bessemer Securities LLC is the ultimate parent of Bessemer Interstate Corporation.

ITEM 1.     SECURITY AND ISSUER


         This Statement on Schedule 13D relates to the common shares representing the limited partnership interests ("Units") of Interstate General Company L.P., a Delaware limited partnership (the "Issuer"). The principal executive office of the Issuer is at 5160 Parkstone Drive, Suite 260-B, Chantilly, Virginia 20151.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------


         This Statement is filed by the following persons:

         Bessemer Securities LLC ("BSLLC")
         630 Fifth Avenue
         39th Floor
         New York, NY  10111

         Bessemer Securities Corporation ("BSC")
         630 Fifth Avenue
         39th Floor
         New York, NY  10111

         Bessemer Interstate Corporation ("Bessemer Interstate")
         630 Fifth Avenue
         39th Floor
         New York, NY  10111

         BSLLC is a privately owned investment company organized under the laws of the State of Delaware. BSC is a Delaware corporation and a wholly owned subsidiary of BSLLC. Bessemer Interstate is a Delaware corporation and a wholly owned subsidiary of BSC. Bessemer Interstate was formed to hold Units of Interstate General Company L.P. The names, addresses and principal occupation of the directors and executive officers of BSLLC, BSC and Bessemer Interstate are as follows:


Executive Officers                  Resident or                        Principal Occupation
and Directors                       Business Address                   or Employment
----------------------              ----------------                   -------------------------
Stuart S. Janney, III             Bessemer Securities Corporation     Chairman of the Board of BSC and
  Chairman of the Board           630 Fifth Avenue                    BSLLC;
  of BSLLC                        New York, New York 10111            Financier.
  Chairman of the Board
  of BSC

Raymond R. Guest, Jr.             423 Rock Hill Farm                  Financier; Former Member of the
  Vice Chairman of the            Front Royal, Virginia 22630         Virginia House of Delegates;
  Board of BSLLC and BSC                                              Director of BSC and Manager of
                                                                      BSLCC.
William T. Burgin                 Bessemer Venture Partners           Partner, Bessemer Venture Partners.
  Manager of BSLLC                83 Walnut Street
  Director of BSC                 Wellesley Hills, MA 02181

Dorothy B. Moore                  Bessemer Securities Corporation     Financier; Director of BSC and
  Manager of BSLLC                630 Fifth Avenue                    Manager of BSLLC..
  Director of BSC                 New York, New York 10111

John A. Moran                     125 Worth Avenue, Suite 202         Former Chairman of the Board of
  Manager of BSLLC                Palm Beach, Florida 33480-4466      The Dyson-Kissner-Moran
  Director of BSC                                                     Corporation.

Howard Phipps, Jr.                Bessemer Securities Corporation     Chairman Emeritus of The New York
  Manager of BSLLC                630 Fifth Avenue                    Zoological Society; Financier;
  Director of BSC                 New York, New York 10111            Director of BSC and Manager of
                                                                      BSLLC.

George D. Phipps                  Patricof & Co. Ventures, Inc.       Managing Director, Patricof & Co.
  Manager of BSLLC                2100 Geng Road                      Ventures, Inc.
  Director of BSC                 Palo Alto, California  94101

John E. Phipps                    P.O. Box 3048                       Chairman and Chief Executive
  Manager of BSLLC                Tallahassee, Florida 32315          Officer of Phipps Ventures, Inc.;
  Director of BSLLC                                                   Director of BSC and Manager of
                                                                      BSLLC.






Ogden M. Phipps                   Bessemer Trust Company of Florida   Vice Chairman of the Board of
  Manager of BSLLC                222 Royal Palm Way                  Bessemer Trust Company of Florida;
  Director of BSC                 Palm Beach, FL 33480                Director of BSC and Manager of
                                                                      BSLLC.

Frank E. Helsom                   The Bessemer Group, Incorporated    President and Chief Executive
  Manager of BSLLC                630 Fifth Avenue                    Officer and Director of The
  Director of BSC                 New York, New York 10111            Bessemer Group, Incoporated.

Ward W. Woods                     Bessemer Holdings L.P.              Former President of BSC and BSLLC.
  Manager of BSLLC                630 Fifth Avenue
  Director of BSC                 New York, New York 10111

Robert D. Lindsay                 Bessemer Securities Corporation     President and Chief Executive
  President and Manager           630 Fifth Avenue                    Officer of BSC and BSLLC; Managing
  of BSLLC                        New York, New York 10111            Director of Bessemer Holdings.
  President and Director
  of BSC
  President and Director
  of Bessemer Interstate

Howard H. Stevenson               P.O. Box 382748                     Sarofim Rock Professor, Harvard
  Manager of BSLLC                Cambridge, Massachusetts 02238      University.
  Director of BSC

John F. Welch, Jr.                General Electric Company            Chairman, General Electric Company.
  Manager of BSLLC                Mail Stop E3E
  Director of BSC                 3135 Easton Turnpike
                                  Fairfield, Connecticut 06431

Louis V. Gerstner, Jr.            International   Business            Chairman and Chief Executive
  Manager of BSLLC                Machines Corporation                Officer, IBM Corporation.
  Director of BSC                 New Orchard Road
                                  Armonk, NY 10504

Richard R. Davis                  Bessemer      Securities            Senior Vice President, Secretary
  Senior Vice President,          Corporation                         and General Counsel, BSC and BSLLC.
  Secretary and General           630 Fifth Avenue
  Counsel of BSLLC and            New York, NY 10111
  BSC
  Director and Secretary
  of Bessemer Interstate

John G. MacDonald                 Bessemer      Securities            Senior Vice President, Treasurer
  Senior Vice President,          Corporation                         and Chief Financial Officer, BSC
  Treasurer and Chief             630 Fifth Avenue                    and BSLLC.
  Financial Officer of            New York, NY 10111
  BSLLC and BSC
  Vice President and
  Director of Bessemer
  Interstate

Howard S. Markowitz               Bessemer      Securities            Vice President and Controller of
  Vice President and              Corporation                         BSC and BSLLC.
  Controller of BSLLC             630 Fifth Avenue
  and BSC                         New York, NY 10111

Steven L. Williamson              Bessemer      Securities            Vice President and Associate
  Vice President and              Corporation                         General Counsel of BSC and BSLLC.
  Associate General               630 Fifth Avenue
  Counsel of BSLLC and            New York, NY 10111
  BSC

         Over 99% of the interests of BSLLC are owned by trusts for the benefit of the heirs of Henry Phipps, deceased. Bessemer Trust Company, N.A. or Bessemer Trust Company is the co-trustee or sole trustee of such trusts, and the individual co-trustees are all heirs of Henry Phipps. Bessemer Interstate, BSC and BSLLC are referred to herein as the "Filing Persons."

         None of the Filing Persons or other persons named above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

         No consideration was paid in connection with the liquidation referred to in Item 5 below.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

         The liquidation referred to in Item 5 below was intended to transfer control of the Units from Interstate Properties Trust ("IP Trust") to its beneficiaries.

         Neither the Filing Persons nor any of the other persons named in Item 2 above have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than amendments to subsidiary partnerships or other actions with respect to subsidiaries taken in the ordinary course of business; (c) a sale or transfer of a material amount of assets of the Issuers or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

         (a) Bessemer Interstate owns 104,442 Units of the Issuer, which represents approximately 5.1% of the Units outstanding. Bessemer Interstate is a wholly owned subsidiary of BSC and an indirect wholly owned subsidiary of BSLLC. BSLLC and BSC have no voting or dispositive power over such Units, and although BSLLC and BSC could be deemed to be the indirect beneficial owner (through Bessemer Interstate) of any Units which are (or could be deemed to be) beneficially owned by Bessemer Interstate, BSLLC and BSC disclaim any such beneficial ownership.

         (b) Bessemer Interstate has sole dispositive and voting power with respect to the 104,442 Units held in its name.

         (c) On December 31, 1987, IP Trust was liquidated and the Units held by IP Trust were distributed to the beneficiaries of IP Trust pro rata in accordance with their beneficial interests in IP Trust. Pursuant to the liquidation, Bessemer Interstate received 522,208 Units. Subsequent to the original liquidating distribution, various partnership reorganizations have resulted in Bessemer Interstate holding 104,442 Units, representing the same percentage ownership in the Issuer. Neither the Filing Persons nor any of the other persons named in Item 2 above have engaged in any other transactions in securities of the Issuer during the past 60 days.

         (d) Bessemer Interstate has the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, the Units held in its name. No persons other than BSC and BSLLC who have indirect rights and powers with respect to such matters, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units held by Bessemer Interstate.

         (e)   Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

         Not Applicable.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ----------------------------------

         Not Applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2001


                            Bessemer Securities LLC

                            By: /s/ Richard R. Davis
                                -------------------------------------
                                  Richard R. Davis
                                  Senior Vice President

                            Bessemer Securities Corporation

                            By: /s/ Richard R. Davis
                                -------------------------------------
                                  Richard R. Davis
                                  Senior Vice President

                            Bessemer Interstate Corporation

                            By: /s/ John G. MacDonald
                                -------------------------------------
                                   John G. MacDonald
                                   Vice President